Abrams Garfinkel Margolis Bergson, LLP
Attorneys at Law
4100 Newport Place Drive
Suite 820
Newport Beach, California 92660

Telephone: (949) 250-8655
Facsimile (949) 250-8656
www.agmblaw.com

July 11, 2008

VIA FEDERAL EXPRESS
AND AS FILED ON EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attn:  John Stickel

Re:	Swinging Pig Productions, Inc., a Nevada corporation
Registration Statement on Form S-1
File 333-150819

Dear Mr. Stickel:

Please be advised that this law firm represents Swinging Pig Productions, Inc., a Nevada corporation (“Company”).  The undersigned received your verbal comment by telephone on July 3, 2008, regarding the Company’s Registration Statement on Form S-1, as amended (“Amendment No. 1”), as filed with the Securities and Exchange Commission (“Commission”) on June 13, 2008.

The purpose of this letter is to respond, in writing, to that verbal comment and to key the Company’s response to the revisions and additions specified in Amendment No. 2 to the Form S-1 (“Amendment No. 2”) which was filed on or about the date of this letter.  Three (3) marked copies of each of these filings are included herewith for your reference.

Response:   Please note that the requested clarification, set forth below, has been made in the sections entitled “Preliminary Prospectus” on Page 2; “Determination of Offering Price” beginning on Page 11; and “Plan of Distribution” beginning on Page 26:

“The selling shareholders originally purchased their shares at the price of $0.25 per share during our first year of operation. At the time they purchased the shares, the selling shareholders were friends, family and business associates of our management who we believe were interested in assisting us in moving forward with our business plans and were not, to our knowledge, focused on the price at which they might someday sell their shares. In the event that a market for the shares of our common stock does not develop, we believe that these shareholders would not necessarily be overly anxious to sell their stock given their personal connection with us; however if they did, would likely be satisfied to sell their shares in privately-negotiated transactions at the original purchase price. We believe this because if a public market does not develop for our stock and if we are not able to raise additional working capital, which we hope to do if a public market develops for our stock, we believe the selling shareholders, should they be able to arrange for such sales, would be satisfied if they were able to recoup their investment.   In the event that a market for our shares develops, i.e., in the event that our shares become eligible for quotation on the Over-the-Counter Bulletin Board and an active market develops, the selling shareholders would likely sell their shares at then-prevailing market prices.  We believe that the selling security holders would prefer to sell at a price higher than their original purchase price, however, such an opportunity may never develop.  In the event that a market does develop, the selling security holders would be able to sell at prevailing prices. There is no guarantee that such a market would ever develop, or if it does, that the market price of our shares of common stock would ever exceed the original purchase price. There is also no guarantee that we will be able to arrange for additional working capital, whether there is a public market for our stock or not.”

Hopefully, this response letter and the amendments to the above referenced filings adequately address the issue raised in your voicemail of July 3, 2008.  Of course, if you should require any additional information or clarification, please do not hesitate to contact us at 949.250.8655.

Your assistance in this matter is greatly appreciated.  Thank you.

Sincerely,

/s/ABRAMS GARFINKEL MARGOLIS BERGSON, LLP
ABRAMS GARFINKEL MARGOLIS BERGSON, LLP Enclosures

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